Exhibit 4.08

DESCRIPTION OF THE COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
(as of December 31, 2019)

Federated Hermes, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934: Class B Common Stock, no par value per share (“Class B Common Stock”). The Company’s Class B Common Stock is listed on the New York Stock Exchange (Ticker: “FHI”).

The authorized share capital of the Company consists of 20,000 shares of Class A Common Stock, no par value per share (“Class A Common Stock”), 900,000,000 shares of Class B Common Stock, and 100,000,000 shares of Preferred Stock, no par value per share (“Preferred Stock”). As of December 31, 2019, there were 9,000 shares of Class A Common Stock issued and outstanding, 109,505,456 shares of Class B Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding. For a complete understanding of the Company’s authorized share capital reference should be made to the Restated Articles of Incorporation of the Company (“Restated Articles”), filed as Exhibit 3.1 to the Form 8-K, dated February 3, 2020 (File No. 001-14818).

CLASS B COMMON STOCK

Voting Rights

Except as otherwise provided in the Restated Articles or by applicable law, all voting power is vested in the holders of the Class A Common Stock, and the holders of the Class B Common Stock have no voting rights with respect to matters upon which shareholders are entitled to vote, (except in limited circumstances as described below).

On all matters upon which shareholders are entitled to vote or give consent, each holder of a share of Class A Common Stock is entitled to cast thereon one vote in person or by proxy for each share of Class A Common Stock held of record by such holder. The Voting Shares Irrevocable Trust, dated May 31, 1989 (“Voting Trust”), has control of the Company through its ownership of all of the outstanding shares of the Class A Common Stock of the Company. As of December 31, 2019, the three trustees of the Voting Trust are J. Christopher Donahue, the Company’s President and Chief Executive Officer and Chairman of the Board of Directors, Thomas R. Donahue, the Company’s Vice President, Chief Financial Officer, and Treasurer, and a member of the Board of Directors, and Rhodora J. Donahue, their mother, for the benefit of certain members of the Donahue family.

The Restated Articles provide that with respect to any proposed amendment of the Restated Articles that would increase or decrease the number of authorized shares of either the Class A Common Stock or the Class B Common Stock, or alter or change the powers, preferences, relative voting power or special rights of the shares of the Class A Common Stock or the Class B Common Stock so as to affect them adversely, the approval of a majority of the votes entitled to be cast by the holders of the class affected by the proposed amendment, voting separately as a class, is required to be obtained in addition to the approval of a majority of the votes entitled to be cast by the holders of the Class A Common Stock and the Class B Common Stock voting together as a single class.

The Restated Articles provide that the Company cannot, prior to the Agreement Date, (as defined below), take any of the following actions without the consent of the holders of a majority of the then outstanding shares of Class B Common Stock:

(a)
merge, consolidate with or otherwise acquire any corporation or other business entity; provided, however, that, in a transaction, (i) in which the Company is the surviving entity, and (ii) pursuant to which the Restated Articles have not been amended, altered, repealed or superseded, the Company may, without such consent, merge, consolidate with or otherwise acquire any corporation or other business entity;

(b)
sell, lease, exchange or otherwise dispose of all or substantially all of the assets of the Company or any subsidiary thereof to other than a wholly owned subsidiary of the Company; provided, however, that, (i) in any transaction or series of related transactions not exceeding in value $100,000,000 in the aggregate, (taking into account all liabilities assumed by the Company or its subsidiaries in any such transaction or transactions), involving all or substantially all of the assets of any subsidiary, or (ii) in any transaction or series of transactions involving a securitization or other receivables sales transaction, the Company may, without such consent, sell, lease, exchange or otherwise dispose of all or substantially all of the assets of such subsidiary;

(c)
effect any amendment to the Restated Articles or the Restated Bylaws of the Company (“Restated Bylaws”), that adversely affects the rights, powers or preferences of the shares of Class B Common Stock; or

(d)	liquidate, dissolve or otherwise wind up the affairs of the Company.

The holders of the outstanding Class B Common Stock are entitled to additional voting rights in the event that no shares of Class A Common Stock remain outstanding or upon the occurrence of the Agreement Date. Upon the occurrence of the Agreement Date, the holders of the outstanding Class A Common Stock also are entitled to cast 1,000 votes for each share of Class A Common Stock held of record by such holder and have the right to elect that number of directors so that four-tenths (4/10), (calculated to the next highest whole number), of the total number of directors of the Company fixed from time to time by, or in the manner provided for in, the Restated Bylaws, will have been elected by the holders of the Class A Common Stock separately. Neither holders of the Class A Common Stock nor holders of the Class B Common Stock are or would be entitled to cumulate their votes for election of directors of the Company. The "Agreement Date" is defined in the Restated Articles as the first date on which the Company shall execute and deliver, and enter into, a legally binding and enforceable agreement providing for the issue by the Company of shares of Class B Common Stock in a transaction constituting a business combination which, for financial reporting purposes, shall be accounted for as a pooling of interests in accordance with generally accepted accounting principles. It should be noted that, on January 23, 2001, the Financial Accounting Standards Board eliminated the use of the “pooling of interest” accounting method in favor of the “purchase method” of accounting for business combination transactions. Accordingly, absent a further change to generally accepted accounting principles, the Agreement Date will not occur.

Dividend and Distribution Rights

Under Pennsylvania law, the Board of Directors may authorize, and the Company may pay, dividends or make other distributions to shareholders unless, as a result, (a) the Company would be unable to pay its debts as they become due in the usual course of business, or (b) the total assets of the Company would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of such distribution, to satisfy the preferential rights of holders of Preferred Stock, (i.e., to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving dividends). There is no Preferred Stock issued and outstanding. Dividends must be paid on both the Class A Common Stock and the Class B Common Stock at any time that dividends are paid on either.

Under the Restated Articles, the Class A Common Stock is not entitled to an economic premium over the Class B Common Stock, including in connection with, (i) distributions and dividends, and (ii) a “Company Sale” (as defined below). The Class A Common Stock and Class B Common Stock of the Company have equal rights to dividends and distributions, when declared, whether in cash, stock, or other property, and are entitled to receive the same amount of consideration per share in the event of a purchase of the Company by another entity by means of any transaction or series of related transactions, (including without limitation, any reorganization, merger, consolidation, or stock purchase), or a sale of all or substantially all of the assets of the Company. Shares of Class A Common Stock and shares of Class B Common Stock rank on a parity with respect to dividends and distributions; provided, however, that in the case of dividends or other distributions payable in stock of the Company, (other than Preferred Stock), including distributions pursuant to stock split-ups or divisions, only shares of the Class A Common Stock can be distributed with respect to the Class A Common Stock, and only shares of Class B Common Stock can be distributed with respect to the Class B Common Stock. At any time shares of both the Class A Common Stock and the Class B Common Stock are outstanding, the Board of Directors may issue shares of the Class B Common Stock in the form of a distribution or distributions pursuant to a stock dividend on, or a split-up of, shares of the Class B Common Stock only to the then holders of the outstanding shares of the Class B Common Stock and in conjunction with and in the same ratio as a stock dividend on, or a split-up of, the shares of the Class A Common Stock.

Under the Restated Articles, in connection with a Company Sale, the holders of the Class A Common Stock and the Class B Common Stock are entitled to receive the same amount of consideration per share, notwithstanding any differences in voting rights. The term "Company Sale" includes the following: (A) the acquisition of the Company by another entity by means of any transaction or series of related transactions, (including, without limitation, any reorganization, merger, consolidation, or stock purchase), and (B) a sale of all or substantially all of the assets of the Company. In any Company Sale, if the consideration received by the Company or its stockholders, as the case may be, is other than cash, its value, as determined in good faith by the Board of Directors will be deemed its fair market value.

Liquidation Rights

Upon liquidation of the Company, holders of Class A Common Stock and holders of Class B Common Stock are entitled to share ratably in the assets of the Company that may be available for distribution after satisfaction of creditors.

Preemptive Rights

The holders of the Class B Common Stock have no preemptive rights to subscribe for any shares of any class of stock of the Company.

Anti-Takeover Considerations

The Restated Articles contain certain provisions that could make more difficult a change in control of the Company not having approval of the Board of Directors or the holders of the Class A Common Stock. As more fully described above in the section on “Voting Rights”, except as otherwise provided in the Restated Articles or by applicable law, all voting power is vested in the holders of the Class A Common Stock, and the Restated Articles grant holders of Class B Common Stock voting rights only in connection with specified extraordinary transactions.

The Restated Articles authorize the issuance of blank check Preferred Stock. The Board of Directors may establish voting rights, liquidation preferences, redemption rights, conversion rights and other rights relating to such Preferred Stock, all or some of which may be senior to the Class A Common Stock and the Class B Common Stock, without the approval of the holders of the Class A Common Stock and the holders of the Class B Common Stock. In some circumstances, the Preferred Stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes.